

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 15, 2015

<u>Via E-mail</u>
Alan F. Feldman
Chief Executive Officer
Resource Apartment REIT III, Inc.
1845 Walnut Street, 18th Floor
Philadelphia, Pennsylvania 19103

> **Re:     Resource Apartment REIT III, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted September 17, 2015**
> **CIK No. 0001652926**

Dear Mr. Feldman:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.  In addition, please confirm

that you will continue to provide us sales materials prior to use for the duration of the registered offering.

3.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.  Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division´s Office of Mergers and Acquisitions at 202-551-3440.

5.  We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

6.  We note your disclosure on page 1 that you will seek to originate and acquire commercial real estate debt secured by apartments.  We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act.  Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.  Please note that we will refer your response to the Division of Investment Management for further review.

Prospectus Cover Page

7.  Please confirm that your cover page will not exceed one page.  To that end, we note the initial paragraph contains descriptions of your intended investments which may be more appropriate in the summary.  Refer to Item 501 of Regulation S-K.

8. Please revise your cover page and your disclosure on pages 25 and 128 to clarify that there is no requirement to ever provide a liquidity event.

9. We note your disclosure in footnote 4 that the sponsor or its affiliates will pay selling commissions of up to 3.0% of the gross proceeds from Class A and Class T shares, without the right to reimbursement. Please revise to include all selling commissions paid by any source in the table.

Prospectus Summary, page 1

"What are the fees that you will pay to the advisor and its affiliates?", page 13

10. Please revise to clarify, if true, that fees may be increased without the consent of shareholders. Please also provide risk factor disclosure, as applicable.

11. We note that you will pay a monthly asset management fee equal to one-twelfth of 1.25% of the cost of each asset and that cost will equal the amount actually paid including acquisition fees and expenses. Please revise to clarify, if true, that any acquisition fees paid to your advisor will increase the monthly asset management fee payable to your advisor and more specifically revise the risk factor disclosure on page 35 to describe the incentive for your advisor to pay more for properties and/or increase leverage.

"Why are we offering two classes of our common stock…", page 21

12. Please revise your disclosure to clarify, if true, that distributions on Class T shares will likely be lower than distributions for Class A shares. Please also briefly discuss the risk that it is possible that the underwriting compensation paid by those who purchase Class T shares early in the offering will exceed that paid by later purchasers of Class T shares as described on page 42.

13. We note your disclosure in footnote 2 and elsewhere that each Class T share is subject to an annual distribution and shareholder servicing fee that you will cease paying four years from the date the share is issued. We also note your disclosure that you will cease paying the distribution and servicing fee with respect to all Class T shares sold in this offering at the earliest of: (i) the date at which, in the aggregate, underwriting compensation from all sources equals 10% of the gross proceeds from the primary offering; (ii) the date on which the you list your common stock on a national securities exchange; and (ii) the date of a merger or other extraordinary transaction in which you are a party and in which your common stock is exchanged for cash or other securities. Please revise to reconcile or advise.

14. Please revise to state how long a holder of a Class T share should expect to pay the distribution and shareholder servicing fee and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap. This amount can be stated on a per share basis.

"Despite the fact that the net proceeds from the sale of Class a shares…", page 42

15. We note your disclosure on page 42 that you expect the NAV per share of each class to be equal, subject to any adjustments to the NAV of Class T shares for any of the company's accrued distribution and shareholder servicing fees that have not already been allocated to the Class T shares through distribution adjustments. Please revise to clarify under what circumstances the accrued distribution and shareholder servicing fees would not be allocated to the Class T shares through distribution adjustments. Please also revise the prospectus summary to disclose this information.

Risk Factors, page 28

16. We note your disclosure on page 176 that conversion of the convertible stock into common shares will dilute the value of shares of common stock. Please include corresponding risk factor disclosure or advise.

17. Please revise your risk factor disclosure to explain the difficulty in terminating your advisor.

18. It appears that even with the discounts applied to the redemption price, redeeming investors may still receive more than the proceeds received by the company as a result of the investment. If accurate, please include a risk factor regarding the likelihood that redemptions will dilute remaining shareholders.

Estimated Use of Proceeds, page 73

19. We note your tables on page 74, which reflect the maximum offering at $1,000,000,000 (exclusive of the DRIP shares), and the midpoint of the offering at $500,000,000. This is inconsistent with the narrative on page 73 which reflects the maximum offering at $1,100,000,000 (inclusive of the DRIP shares) and the midpoint of the offering at $550,000,000. Please revise your disclosure for consistency.

20. We note that your Use of Proceeds table appears to combine the commission and fees for Class A and Class T shares. Please tell us how you determined it was appropriate to present a combined table and provide us with an example of how the tabular disclosure would appear if the Class A and Class T shares were separated.

21. We note your disclosure in footnote 2 that your sponsor or its affiliates will pay additional selling commissions to your dealer manager of up to 3.0% of gross offering

proceeds from the sale of Class A and Class T shares in the primary offering without the right to seek reimbursement from you.  Please revise your tabular disclosure of selling commissions to reflect the dollar amount and percentage represented by the selling commissions to be paid by your sponsor and its affiliates.  Even though your sponsor or its affiliates will pay the selling commissions, these fees are still offering expenses.  Industry Guide 5, part 3.B., requires the presentation of these expenses in the tabular summary.

22. We note that your sponsor and its affiliates will not have any right to seek reimbursement from you for the payment of the selling commissions.  Please revise your footnote to clarify, if true, that you will not reimburse the sponsor or its affiliates for the payment of the selling commissions and advise us whether other fees payable to your sponsor, advisor or either entity's affiliates may be used to indirectly reimburse the sponsor or its affiliates for the payment of selling commissions.

Management, page 76

23. We note your disclosure that prior to commencement of this offering you expect to have three independent directors.  When you complete your list of directors, please revise your disclosure to provide all of the information required by Item 407(a) of Regulation S-K.

24. Please describe any termination fees that may be payable to your advisor, the property manager or the dealer manager or any of their affiliates.

Management Compensation, page 89

25. We note your disclosure on pages 16 and 94 that you will reimburse the expenses incurred by your advisor, including your allocable share of costs for advisor personnel and overhead, including allocable personnel salaries and other employment expenses.  We further note you will only reimburse allocable salaries and benefits to the extent these expenses are related to organization and offering activities.  Please revise to clarify whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers or advise.  In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the acquisition fees, management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Investment Objectives and Policies, page 109

Experience buying, improving and selling discounted real estate-related debt, page 116

26. We note your table disclosing investments in discounted real estate debt sold or otherwise disposed of by your sponsor or affiliates in the last ten years for its own account.  Please

tell us to what extent these investments meet your investment objectives and whether any of these assets were purchased from or sold to a program sponsored by the sponsor rather than to a third party. Please also revise your summary to more specifically describe the potential conflicts your sponsor or its affiliates will face in allocating investments between you and its own account.

Description of Shares, page 174

27. We note your disclosure here and on page 22 that, in the event of any voluntary or involuntary liquidation, dissolution or winding up by you, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Please revise to clarify, if true, that NAV will be determined as a whole for both Class A and Class T based on the aggregate assets and then any differences in NAV attributable to each class will be determined.

Appendix A- Prior Performance Tables

Prior Performance Tables, page A-1

28. Please tell us why you believe that the investment objectives of the prior programs that primarily invest in mortgage debt have similar investment objectives to those of the registrant.

Table III – Annual Operating Results of Prior Real Estate Programs, page A-6

29. We note your tables on pages A-7 and A-8. Please revise to separately specify the distributions from operations, sales of properties, financing, and offering proceeds.

30. Please tell us why you have included the operating results for Resource Capital Corp. In this regard we note your disclosure on page A-5 which indicates that the Resource Capital Corp. offering closed on February 6, 2006.

You may contact Kristi Marrone at (202) 551-3429 or Jamie John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc:     Andrew Davisson, Esq. (*via E-mail*)